November 3, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attn: Max Webb

Re:	American Casino & Entertainment Properties LLC Request for Withdrawal of Amendment No. 2 to Registration Statement on Form S-1 Accession Number: 0001144204-10-054306

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, American Casino & Entertainment Properties LLC (the “Registrant”) hereby respectfully requests the withdrawal, effective immediately, of the Registrant’s Amendment No. 2 to its Registration Statement on Form S-1, Accession Number 0001144204-10-054306, together with all exhibits thereto, filed with the U.S. Securities and Exchange Commission on October 19, 2010 (the “Amendment”).

The Amendment was filed using an incorrect EDGAR code.  The Registrant intends to file an amendment with the correct EDGAR code on November 4, 2010.

The Registrant confirms that no securities have been sold in connection with the Amendment.

We appreciate your assistance and should you need any additional information, please feel free to contact our legal counsel Neal McKnight of Sullivan & Cromwell LLP at 212-558-3316.

Very truly yours,

American Casino & Entertainment Properties LLC

By:	/s/ Edward W. Martin, III
Name:	Edward W. Martin, III
Title:	Chief Financial Officer and Treasurer